Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 16 October 2018 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 15 October 2018. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Louis Gries (USA) Company number: 485719 ARBN: 097 829 895

The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406 thecapitalgroup.com 15 October 2018 BY EMAIL - ORIGINAL IN POST (investor.relations@jameshardie.com.au) James Hardie Industries plc Level 3, 22 Pitt Street Sydney, NSW, Australia, 2001 Re: Notification of Holdings under the Companies Act 2014 - James Hardie Industries plc Dear Company Secretary: We hereby give you notice in compliance with the provisions of the Companies Act, 2014 (the Act) of the disposal by The Capital Group Companies, Inc. (“CGC”) of a notifiable interest in shares comprised in the relevant share capital of James Hardie Industries plc (“Company”), as required by the Act. CGC is the parent company of Capital Research and Management Company (“CRMC”). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII management companies”): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. The CGII management companies primarily serve as investment managers to institutional clients. Neither CGC nor any of its affiliates own shares of the Company for its own account. Rather, the shares are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. The obligation to make this notification arose on 12 October 2018 The number of shares comprised in the relevant share capital of the Company in which we were interested immediately after the time when the obligation to make this notification arose was 13,681,600 shares representing 3.06% of the relevant share capital of the Company. The identity of each registered holder of shares in the Company in respect of which this notification relates and the number of those shares held by each such registered holder are set out below in the enclosed Schedule A and Schedule B. For the purpose of this Notification, an outstanding share balance of 446,457,203 shares was used to calculate the percentage of holdings. We believe this figure is correct; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions. Should you have questions or require additional information, please contact us at (213) 615-0469, or send a fax message to (213) 615-4056. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com. Regards, Henry Lin Compliance Associate

As of 12 October 2018 James Hardie Industries plc Number of Percent of Shares Outstanding The Capital Group Companies, Inc. ("CG") holdings 13,681,600 3.064% Holdings by CG Management Companies and Funds: • Capital Research and Management Company 13,681,600 3.064% Schedule A

Schedule of holdings in James Hardie Industries plc The Capital Group Companies, Inc. As of 12 October 2018 Capital Research and Management Company Registered Name Local Shares Cede & Co. 13,681,600 55 Water Street New York, NY 10006 TOTAL 13,681,600 Schedule B Page 1 of 1